EXHIBIT 99.1

Internet Gold Reports Third Quarter 2011 Financial Results

- Business Plan Continues to Progress Ahead of Schedule –
- Another Stable Quarter For Bezeq -

Ramat Gan, Israel – November 10, 2011 – Internet Gold Ltd. (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the quarter ended September 30, 2011 and its cash position and loan repayment status as of September 30, 2011.

Bezeq: Another Strong Quarter
The Bezeq Group reported another strong, stable quarter, delivering revenues of NIS 2.9 billion (US$ 781 million) and operating profit of NIS 944 million (US$ 254 million) for the period. Bezeq’s EBITDA for the third quarter of 2011 totaled NIS 1.3 billion (US$ 350 million), representing an EBITDA margin of 44.6%.

Continued Ahead-Of-Schedule Progress for the Company's Subsidiary Financing Plan
On October 5, 2011, Internet Gold’s subsidiary, B Communications Ltd., received a dividend from Bezeq totaling NIS 464 million (US$ 125 million). The dividend consisted of:

•	A current dividend of NIS 308 million (US$ 83 million), representing the Company’s share of Bezeq’s net profit for the first half of 2011; and

•
A special dividend of NIS 156 million (US$ 42 million), the second of six equal special dividends. As declared by Bezeq's Board of Directors and approved by the Israeli Court, special dividends totaling approximately NIS 3 billion are to be paid with no interest or index adjustments on a semi-annual basis through 2013.

B Communications used this dividend for two purposes: (1) payment of NIS 238 million (US$ 64 million) of its current loan repayment commitment; and (2) pre-payment of an additional NIS 226 million (US$ 61 million) to banks, thereby reducing the size of the final “bullet” repayment that is due at November 2016, and saving related future interest expenses.

Cash Position
As of September 30, 2011, the Company’s cash and cash equivalents totaled NIS 437 million (US$ 117 million), and its unconsolidated gross debt was NIS 1.2 billion (US$ 323 million).

Internet Gold's Unconsolidated Balance Sheet Data*

	As of September 30, 2011
	(NIS millions)	(US$ millions)
Short term liabilities	153	41
Long term liabilities	1,047	282
Total liabilities	1,200	323
Cash and cash equivalents	437	117
Total net debt	763	206

* Does not include the balance sheet of B Communications.

Internet Gold Third Quarter Consolidated Financial Results
Internet Gold's revenues for the third quarter were NIS 2,917 million (US$ 786 million), a decrease of 4% compared with NIS 3,053 (US$ 822 million) million reported in the third quarter of 2010. For both the current and the prior-year periods, Internet Gold's revenues consisted almost entirely of Bezeq’s revenues.

Internet Gold’s net loss attributable to the Company’s owners for the third quarter totaled NIS 52 million (US$ 14 million) compared with net profit of NIS 8 million (US$ 2 million) in the third quarter of 2010. This net loss reflected the impact of two significant expenses:

•
Amortization of tangible and identifiable intangible assets resulting from the Bezeq acquisition: According to the rules of business combination accounting, the total purchase price of Bezeq was allocated to Bezeq’s tangible and identifiable intangible assets based on their estimated fair values as determined by an analysis performed by an independent valuation firm. During the third quarter of 2011, the Company’s subsidiary, B Communications, recorded NIS 348 million (US$ 94 million) in amortization expenses related to the Bezeq purchase price allocation (“Bezeq PPA”). B Communications is amortizing certain of the acquired identifiable intangible assets in accordance with the economic benefit expected from such assets using an accelerated method of amortization.

Bezeq PPA amortization expense is a non-cash expense which is subject to adjustment. If, for any reason, the Company finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to future financial statements.

•
Financial expenses: B Communications’ financial expenses for the third quarter totaled NIS 93 million (US$ 25 million). These expenses consisted primarily of interest on the long-term loans incurred to finance the Bezeq acquisition, which totaled NIS 72 million (US$ 20 million), and expenses related to B Communications’ debentures, which totaled NIS 12 million (US$ 3 million). In addition, Internet Gold incurred financial expenses totaling NIS 24 million (US$ 6 million), primarily attributable to the interest payments made during the period to holders of its two series of debentures.

Internet Gold Unconsolidated Financial Results
To provide investors with transparent insight into its business, the Company has also provided its results on an unconsolidated basis. Internet Gold’s interest in B Communications’ net income is presented as a single line item in the unconsolidated table below:

Internet Gold’s Unconsolidated Financial Results

	Q3 2011
	(NIS millions)	(US$ millions)
Revenues	-	-
Financial expenses	(24)	(6)
Other expenses	(2)	(1)
Interest in Bcom's net loss	(26)	(7)
Net loss	(52)	(14)

Comments of Management

Commenting on the results, Mr. Doron Turgeman, the recently-appointed CEO of Internet Gold, said, “During the third quarter, we continued to focus on the smooth execution of B Communications’ accelerated loan repayment plan. To date, it has repaid approximately NIS 2 billion (US$ 539 million) of its total bank debt, including NIS 1,683 million (US$ 453 million) of principal and NIS 313 million (US$ 84 million) of interest and CPI-linkage expenses. In parallel, we continue to be very pleased with developments at Bezeq, and therefore feel favorably positioned to carry out our plans."

Bezeq Group’s Q3 Financial Results

To provide further insight into its results, the Company has provided the following summary of the consolidated financial report of the Bezeq Group’s quarter ended September 30, 2011. For a full discussion of Bezeq’s results for the quarter, please refer to http://ir.bezeq.co.il.

Revenues of the Bezeq Group in the third quarter of 2011 amounted to NIS 2.9 billion, a decrease of 3.8% compared with the third quarter of 2010. Revenues from Bezeq Fixed-line operations and from Pelephone were adversely affected by the reduction of mobile termination rates to the cellular networks commencing January 1, 2011. The decrease in revenues was partially offset by growth in Pelephone's equipment sales revenues.

Operating profit of the Bezeq Group amounted to NIS 944 million in the third quarter of 2011, a decrease of 3.6% compared with the third quarter of 2010. EBITDA for the third quarter was NIS 1.30 billion (EBITDA margin of 44.6%), a decrease of 2.1% compared with the third quarter of 2010 (EBITDA margin of 43.8%). The decrease in these profitability indices is primarily due to intensifying competition in the cellular market.

Net profit attributed to the shareholders of Bezeq in the third quarter of 2011 amounted to NIS 550 million, a decrease of 6.5% compared with the third quarter of 2010. The decrease is primarily attributable to a rise in finance expenses due to the increase in debt.

Since the beginning of the year, cash flows from operating activities has decreased by 21.1% compared with the corresponding period and amounted to NIS 2.3 billion, mainly due to the sharp rise in sales of smartphones resulting in a  significant increase in payment to suppliers while customer payments for these phones is made in 36 installments.

Gross investments (CAPEX) in the third quarter of 2011 amounted to NIS 437 million, an increase of 14.7% compared with the third quarter of 2010. The increase is primarily attributable to the investment by Bezeq International in a submarine cable. The CAPEX to sales ratio was 15% in the third quarter of 2011, compared with 12.6% in the corresponding quarter of 2010.

On September 30, 2011, the gross financial debt of the Bezeq Group was NIS 9.6 billion, compared with NIS 5.7 billion on September 30, 2010. The increase is due to the incurrence of NIS 4.7 billion of debt, of which NIS 2.7 billion was recorded in the third quarter of 2011. Conversely, NIS 0.8 million debt was repaid.

On September 30, 2011, the net financial debt of the Bezeq Group was NIS 6.0 billion, compared with NIS 4.3 billion on September 30, 2010. At the end of September 2011, the ratio of net debt to EBITDA of the Bezeq Group was 1.24, compared with 0.91 at the end of September 2010.

Bezeq Group (consolidated)	Q3 2011	Q3 2010	Change
	(NIS millions)
Revenues	2,917	3,033	(3.8)%
Operating profit	944	979	(3.6)%
EBITDA	1,301	1,329	(2.1)%
EBITDA margin	44.6%	43.8%
Net profit attributable to Company shareholders	550	588	(6.5)%
Diluted EPS (NIS)	0.20	0.22	(9.1)%
Cash flow from operating activities	882	1,166	(24.4)%
Capex payments, net 1	374	328	14.0%
Free cash flow 2	508	838	(39.4)%
Net debt/EBITDA (end of period) 3	1.24	0.91
Net debt/shareholders’ equity (end of period)	2.93	0.92

1	Capex data reflects payments related to capex and are based on the cash flow statements.
2	Free cash flow is defined as cash flows from operating activities less net capex payments.
3	EBITDA in this calculation refers to the trailing twelve months.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, the reported NIS figures of September 30, 2011 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of September 30, 2011 (NIS 3.712 = U.S. Dollar 1.00). The U.S. Dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance. These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Bezeq Group's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold - Golden Lines Ltd.
Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il
www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’s filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position

		Convenience
		translation into
		U.S. dollars
	September 30	September 30	September 30	December 31
	2011	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	US$ millions	NIS millions	NIS millions
Assets
Cash and cash equivalents	1,722	464	1,796	404
Investments including derivatives	2,721	733	643	1,029
Receivables in respect of series C debentures	-	-	169	-
Trade receivables	3,007	810	2,747	2,701
Other receivables	234	63	203	228
Inventory	199	54	178	177
Current tax assets	2	1	-	3
Assets classified as held-for-sale	113	30	30	219

Total current assets	7,998	2,155	5,766	4,761

Investments including derivatives	115	31	134	129
Long-term trade receivables and other receivables	1,594	429	1,073	1,114
Property, plant and equipment	7,392	1,991	5,534	7,392
Intangible assets	8,342	2,247	14,897	9,163
Deferred and other expenses	385	104	670	423
Investments in equity-accounted investee
(mainly loans)	1,031	278	1,111	1,084
Deferred tax assets	218	59	334	254

Total non-current assets	19,077	5,139	23,753	19,559

Total assets	27,075	7,294	29,519	24,320

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position

		Convenience
		translation into
		U.S. dollars
	September 30	September 30	September 30	December 31
	2011	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS millions	US$ millions	NIS millions	NIS millions
Liabilities
Short-term bank credit, current maturities of
long-term liabilities and debentures	1,567	422	1,661	1,501
Trade payables	919	248	1,103	1,066
Other payables including derivatives	1,108	299	953	817
Dividend payable	1,542	415	891	-
Current tax liabilities	432	116	437	346
Deferred income	52	14	32	34
Provisions	220	59	295	251
Employee benefits	467	126	351	269
Liabilities classified as held-for-sale	-	-	-	21
Total current liabilities	6,307	1,699	5,723	4,305

Debentures	6,445	1,736	3,528	3,546
Bank loans	6,876	1,852	6,284	6,138
Loans from institutions and others	548	148	540	541
Dividend payable	771	208	-	-
Employee benefits	271	73	298	305
Deferred income and other liabilities	156	43	44	150
Provisions	70	19	68	69
Deferred tax liabilities	1,249	336	2,444	1,555
Total non-current liabilities	16,386	4,415	13,206	12,304

Total liabilities	22,693	6,114	18,929	16,609

Equity

Total equity attributable to Company's
shareholders	(14)	(4)	455	295
Non-controlling interest	4,396	1,184	10,135	7,416
Total equity	4,382	1,180	10,590	7,711

Total liabilities and equity	27,075	7,294	29,519	24,320

Internet Gold - Golden Lines Ltd.

Consolidated Statements of Operations

	Nine months period ended			Three months period ended			Year ended
	September 30,			September 30,			December 31,
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Revenues	8,726	2,351	5,658	2,917	786	3,053	8,732

Cost and expenses
Depreciation and amortization	2,113	569	1,062	714	192	577	2,295
Salaries	1,626	438	934	551	149	495	1,500
General and operating
expenses	3,452	930	2,380	1,184	319	1,291	3,711
Other operating expenses
(income), net	277	75	(113)	1	-	(59)	(3)

	7,468	2,012	4,263	2,450	660	2,304	7,503

Operating income	1,258	339	1,395	467	126	749	1,229

Financing expenses, net	473	127	369	186	50	180	389

Income after financing
expense, net	785	212	1,026	281	76	569	840

Share in losses of
equity-accounted investee	203	55	154	66	18	71	235

Income before income tax	582	157	872	215	58	498	605
Income tax	340	92	357	136	37	189	385

Net income	242	65	515	79	21	309	220

Attributable to:
Owners of the Company	(149)	(40)	(69)	(52)	(14)	8	(209)
Non-controlling interest	391	105	584	131	35	301	429
Net income	242	65	515	79	21	309	220

Income (loss) per share,
basic
Net income (loss) per share	(7.94)	(2.14)	(3.63)	(2.82)	(0.76)	0.42	(11.11)

Income (loss) per share,
diluted
Net income (loss) per share	(8.00)	(2.16)	(3.63)	(2.84)	(0.77)	0.42	(11.23)